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                                                                    Exhibit 23.5

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Alpha Natural Resources, Inc.:


We consent to the use of our report dated March 17, 2004, with respect to the combined balance sheets of The Combined Pennsylvania Entities of Mears Enterprises, Inc. as of December 31, 2002 and 2001, and the related combined statements of income, stockholders' equity and partners' capital, and cash flows for the period January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to the adoption by The Combined Pennsylvania Entities of Mears Enterprises, Inc. of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.


/s/ KPMG LLP


Pittsburgh, Pennsylvania
December 2, 2005